EXHIBIT 12.1

ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2004(1)	2003(1)	2004(2)	2003(2)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$23,120	$23,528	$45,681	$46,023
Capitalized interest	—	—	—	—
Interest within rent expense	104	104	206	213

Total fixed charges	$23,224	$23,632	$45,887	$46,236

Earnings from continuing operations:
Loss from continuing operations before income taxes	(32,807)	(4,950)	(41,000)	(4,648)

Plus –
Fixed charges from above	23,224	23,632	45,887	46,236
Amortization of capitalized interest	285	285	570	570
Less –
Capitalized interest	—	—	—	—

	$(9,298)	$18,967	$5,457	$42,158

Ratio of earnings from continuing operations to fixed charges	$—	$—	$—	$—

(1)	For the three months ended June 30, 2004 and 2003, Orion Power’s earnings from continuing operations were insufficient to cover its fixed charges by $33 million and $5 million, respectively.
(2)	For the six months ended June 30, 2004 and 2003, Orion Power’s earnings from continuing operations were insufficient to cover its fixed charges by $40 million and $4 million, respectively.